(The script contained herein reflects certain typographical corrections to the script of Mr. Jacobs filed earlier today.)

Remarks of Bradley S. Jacobs, Chairman and Chief Executive Officer of United Rentals, Inc. ("United Rentals"), relating to United Rentals' tender offer for shares of Rental Service Corporation's common stock (including the associated preferred stock purchase rights), made during United Rentals' quarterly investor conference call held on April 27, 1999.

Presentation of Bradley S. Jacobs - Tender Segment

1. Thanks, John. In short, On April 5th we made a $22.75 all cash offer for the outstanding shares of Rental Service.

2. Let me give you five highlights, then we'll go through the issues one by one.

        i) We received our HSR clearance last week, and we anticipate beginning to solicit consents to remove the Rental Service board soon.
        ii) Based on the information we have, we see no basis to raise our offer, even by a penny, at this time.
        iii) We believe Rental Service's stock price has traded up over our offer price because of misconceptions based on certain information that's been put out there.
        iv) The transaction would not be anywhere near 30 cents accretive to us, as Rental Service would like stockholders to believe.
        v) We're making good progress in our litigation, particularly in Delaware, and we are baffled why the Rental Service board doesn't do the obvious right thing, which is to get in a room and meet with us.

Now let me discuss these issues one by one:

3. We believe that the Rental Service share price has traded higher than our offer price, because Rental Service has put out information, which we believe has confused the marketplace. For example, they said that they had great record first quarter results, but when you look closely, you can see that they beat expectations by significantly accelerating the sale of used equipment. In fact, used equipment sales as a percent of total revenues increased by 73% over the average level experienced over the last 10 quarters, and 37% more than the previous highest level of used equipment sales ever recorded in their company's history. When you normalize their used equipment sales, they actually would have missed meeting consensus estimates for the quarter by a penny or two.

4. But the problem doesn't stop with just Rental Service's so-called record performance in the first quarter - they would like you to believe that a $22.75 cash transaction would be 30 cents accretive to United Rentals' earnings. Well, you know, from their lips to God's ears, but the fact of the matter is, in order to even approach that level of accretion, you would have to accept financial projections for Rental Service which show margins significantly higher than they've ever achieved and even substantially higher than they've recently given guidance for. We see no reason to base our offer on an overly optimistic 38.9% 1999 EBITDA margin assumption, when their own management on their conference call guided analysts to a range of 36-38%. This difference alone could account for over $20 million in annual EBITDA.

5. Furthermore, if you take into account additional equity that we would be necessary to keep our debt to total cap ratio within our targeted level of 55% or lower, the acquisition would be even less accretive for us.

6. Now let me update you on the status of our lawsuit in Delaware. Among other things, this lawsuit seeks to invalidate the $40 million of break-up fees and the cross-options contained in the Rental Service/NationsRent merger agreement, and we believe we have very favorable facts here. We asked for and won our motion for expedited discovery, the depositions have been taking place and will continue, and we look forward to the May 17 preliminary injunction hearing date in Delaware. While obviously you never know what can happen in court, we think its basic common sense that the so-called "merger of equals" between Rental Service and NationsRent should be determined actually to be a sale of the company.

7. It's incomprehensible to us how you could call it a "merger of equals" when NationsRent would end up with majority control of the board, would have more than 5 times the insider stock ownership post-deal than the Rental Service insiders, and it would have the NationsRent CEO becoming the CEO of the combined company.

8. In a change of control situation, the Rental Service board has explicit so-called "Revlon" duties to entertain alternative offers for the sale of the company. Rental Service has denied its stockholders the right to benefit from our proposal when they told us in January that they quote were not for sale unquote just six days before the announcement of their NationsRent agreement.

9. We believe that the $40 million break up fee that Rental Service agreed to pay to NationsRent is clearly exorbitant. The break up fee represents 7% of Rental Service's equity value prior to the announcement of the proposed merger, and 11% of NationsRent's equity value prior to the announcement. To our knowledge, Delaware courts have not upheld a break up fee that high, and have stated that break up fees should be in the range of 3-5% of the target company's equity value. Even a 5% breakup fee is rare.

10. We intend to aggressively pursue our Consent Solicitation to remove Rental Service's current board of directors, because we really do believe they have not upheld their fiduciary duties to their stockholders in agreeing to give up control of the company to NationsRent, and in fact, actually paying a 26% premium to NationsRent based on the trading price of NationsRent shares prior to the signing of their merger agreement. AND THIS IS IN ADDITION TO PUTTING IN ALL THESE IMPEDIMENTS THAT PREVENT RENTAL SERVICE STOCKHOLDERS FROM ENTERTAINING COMPETING OFFERS.

11. The Rental Service board has created this predicament which the company now finds itself in, and more importantly it is not taking the proper steps in our view to resolve the problem.

12. Over the last couple of weeks, we've had phone discussions with many of Rental Service's stockholders. And while we don't expect at this very early stage to necessarily get a majority of the shares tendered to us this week, we nevertheless would like to encourage all the Rental Service stockholders to please tender their shares to United Rentals. This will send a strong message to the Rental Service board that the right thing for them to do is not to continue to paint themselves into a corner and pretend that we don't exist, or hope we don't exist, but to sit down, and meet with us.

13. And, despite their protestations to the contrary, it would be very simple for them to share information with us. All they have to do is reach a determination that our proposal is superior, not necessarily acceptable, but superior, to the proposed stock merger with NationsRent. We believe this should be a no-brainer determination, especially in light of the fact that their merger agreement with NationsRent allows them to talk to us without giving NationsRent the right to terminate their merger.

14. So in short, the Rental Service opportunity is one that we're going to pursue it diligently and professionally pursue. On a very disciplined basis. If it works out, great. If it doesn't work out, we've got plenty of other opportunities to continue to deliver the growth we and our other fellow shareholders expect from United Rentals.


Summary Remarks of Bradley S. Jacobs (after Q&A)

1. Thank you OPERATOR, AND THANK YOU very much EVERYONE, for participating in this call. We appreciate for your interest in United Rentals and your support for our efforts to create long-term shareholder value for all of our fellow shareholders.

2. By way of summary, we've made excellent progress in ALL THREE CORE aspects of the company, which is reflected in our strong first quarter results:
        - running the business well EACH AND EVERY DAY AND Wayland and his team have done an excellent job at integrating and optimizing the businesses.
        - completing sensible and accretive acquisitions AND John and his team have done an excellent job at being careful with what we buy and how much we pay.
        - and mike and his financial group have certainly been very active and successful in raising the capital necessary to invest in our future growth.

3. With respect to Rental Service, I think we still have a fair amount of wood to chop in terms of getting all the facts out there, and making sure people understand that this TRANSACTION only works for us at a sensible valuation -- using good numbers and good information.

4. And the final point I'd like to leave everybody with, is that regardless of what happens or doesn't happen with Rental Service, the bottom line is we don't need to do that transaction in order to deliver the growth our shareholders expect of us in the future. If we can complete THIS transaction on terms that are fair and accretive, we'll do it. If we can't, THE $4-500 million of acquired revenue of private companies or divisions of other public companies that John and his team are working on day-in and day-out, will provide quite a lot of external growth TO COMPLEMENT the robust internal growth we expect going forward.

5. So again, thank you very much everybody for your interest and we look forward to seeing you when we are on the road soon. And for those OF YOU who we won't have the pleasure of seeing in person, we look forward to talking with you on our next quarterly conference call, and of course, we're always available on the phone here in Greenwich.


                Certain Information Concerning Participants

        United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley Jacobs (Chairman of the Board and Chief Executive Officer), Wayland Hicks (Vice Chairman and Chief Operating Officer), John Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William Berry (President), John McKinney (Vice President, Finance), Leon Black, Richard Colburn, Ronald DeFeo, Michael Gross, Richard Heckmann, Gerald Tsai, Jr. and Christian Weyer); the following executive officers and employees of United Rentals: Michael Nolan (Chief Financial Officer) and Robert Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Richard Daniel, Raymond Troubh, William Aaron, David Bronner, Peter Gold, David Katz, Elliot Levine and Jeffrey Parker and Ms. Stephanie Joseph).

        As of the date hereof, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of the date hereof, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

        United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies from these institutions, brokers or other persons:
Bruce Evans, Robert Lipman, Jeffrey Moslow and Cody Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the date hereof, Goldman Sachs holds no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.